

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 22, 2011

Vincent Browne
Chief Executive Officer
Flint Telecom Group, Inc.
7500 College Blvd., Suite 500
Overland Park, KS 66210

Re: **Form 10-K for the Year Ended June 30, 2010**
         Filed October 21, 2010, as amended

         Form 10-Q for the Quarterly Period Ended December 31, 2010
         Filed February 22, 2010

         File Number 001-15569

Dear Mr. Browne:

We have reviewed your supplemental correspondence dated April 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

5. Acquisition of Ingedigit International, Inc. and Gotham Ingedigit Financial Processing Corp., page 18

1. We note your response to comment two from our letter dated March 30, 2011. You still have not explained to us how you valued your Series H Convertible Preferred Stock. Please note that you should explain in detail how you determined the fair value of the issuance. Refer to ASC 805-30-30-7. In other words, tell us why you and the sellers (Ingedigit International, Inc. and Gotham Ingedigit Financial Processing Corp.) believed that your Series H Convertible Preferred Stock had a fair value of $6,000,000 at issuance. Generally, if there is no quoted market price available to determine the fair value of the

preferred shares, then the fair value of the acquired enterprise should be used to determine the fair value of the convertible instruments if it is more reliably measurable. Based on your response, it does not appear that you have reliably measured the fair value of the acquired entity. Recent issuances of similar convertible preferred shares for cash to parties that have only a creditor/investor relationship with you may provide the best evidence of fair value of the convertible instruments. If neither source provides reliable information, the fair value of the convertible instruments should be deemed to be no less than the fair value of the equity shares into which they can be converted. Tell us whether you consulted an independent valuation specialist to determine the fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin
        Via Facsimile: (732) 577-1188